SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO-I/A

(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

COEUR D’ALENE MINES CORPORATION
(Name of Subject Company (Issuer))

COEUR D’ALENE MINES CORPORATION, as Issuer
(Names of Filing Persons (Identifying Status of Offeror, Issuer or Other Person))

6% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 10, 2002
6 3/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE JANUARY 31, 2004
7 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE OCTOBER 31, 2005
(Title of Class of Securities)

6% Debentures: 192108 AB 4
6 3/8% Debentures: 192108 AE 8/192108 AD 0
7 1/4% Debentures: 192108 AG 3/192108 AF 5
(CUSIP Number of Class of Securities)
____________________

Dennis E. Wheeler
Chairman of the Board, President and Chief Executive Officer
Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
208-667-3511
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
____________________

Copies to:

Arthur H. Bill, Esq. Foley & Lardner 3000 K Street, N.W. Suite 500 Washington, D.C. 20007 (202) 672-5300	Abigail Arms, Esq. Shearman & Sterling 801 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation $57,588,190 (1)	Amount of Filing Fee $14,397 (2)

      (1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of June 15, 2001 of the aggregate maximum amount of 6% Convertible Subordinated Debentures due June 10, 2002, 6 3/8% Convertible Subordinated Debentures due January 31, 2004 and 7 1/4% Convertible Subordinated Debentures due October 31, 2005 that may be received by the Issuer from tendering holders in the exchange offer.

      (2) Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed June 20, 2001.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $14,397
Form or Registration No.:    Form S-4 (File No. 333-63472)
Filing Party:    Coeur d’Alene Mines Corporation
Date Filed:      June 20, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 2 to the Tender Offer Statement on Schedule TO is being filed by Coeur d’Alene Mines Corporation, an Idaho corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange its 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 for up to $136,156,000 aggregate principal amount of its outstanding 6% Convertible Subordinated Debentures due June 10, 2002, 6 3/8% Convertible Subordinated Debentures due January 31, 2004 and 7 1/4% Convertible Subordinated Debentures due October 31, 2005 (or such lesser principal amount as is properly tendered) upon the terms and subject to the conditions set forth in the Company’s Registration Statement on Form S-4 (File No. 333-63472) filed with the Securities and Exchange Commission on June 20, 2001.

The sole purpose of this Amendment No. 2 to the Schedule TO is to file as an exhibit under Item 12, the Company’s Summary Advertisement dated July 9, 2001, as published in the Central and Western Editions of The Wall Street Journal. The information contained in Amendment No. 1 to the Company’s Schedule TO filed on July 2, 2001, including all responses to Items 1-12 in that Amendment, otherwise remains unchanged.

Item 12.	Exhibits.

The following exhibit is added to the exhibits previously contained in the Company’s Schedule TO-I/A (Amendment No. 1) as filed on July 2, 2001.

(a)(10) Summary Advertisement dated July 9, 2001.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 9, 2001	By:	/s/ Dennis E. Wheeler

Name: Dennis E. Wheeler Title: Chairman of the Board, President and Chief Executive Officer

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